Exhibit 21.1

QEP Resources, Inc.
Subsidiaries

Name	State of Organization	Reference
QEP Energy Company	Texas	(1)
QEP Field Services Company	Utah	(1)
QEP Marketing Company	Utah	(1)
QESI	Utah	(1)
Uintah Basin Field Services, LLC	Delaware	(5)
Rendezvous Gas Services, LLC	Wyoming	(3)
Three Rivers Gathering, LLC	Delaware	(4)
Rendezvous Pipeline Company, LLC	Colorado	(2)
Perry Land Management Company, LLC	Oklahoma	(2)
Roden Participants, LTD	Texas	(7)
Clear Creek Storage Company, LLC	Utah	(6)

(1)	100% owned by QEP Resources, Inc.
(2)	100% owned by QEP Field Services Company
(3)	78% owned by QEP Field Services Company
(4)	50% owned by QEP Field Services Company
(5)	38% owned by QEP Field Services Company
(6)	100 % owned by QEP Marketing Company
(7)	14% owned by QEP Energy Company